Filed Pursuant to Rule 424(b)(3)

Registration No. 333-183946

PROSPECTUS SUPPLEMENT

(to prospectus dated October 4, 2012 and the prospectus supplement dated October 9, 2012)

BIOMET, INC.

$775,000,000 10% Senior Notes due 2017

$1,015,000,000 11 5/8% Senior Subordinated Notes due 2017

This prospectus supplement updates and supplements the prospectus dated October 4, 2012 and the prospectus supplement dated October 9, 2012.

See the “Risk Factors” section beginning on page 5 of the prospectus for a discussion of certain risks that you should consider before investing in the notes.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

This prospectus supplement and the accompanying prospectus have been prepared for and may be used by Goldman, Sachs & Co. and any affiliates of Goldman, Sachs & Co. in connection with offers and sales of the notes related to market-making transactions in the notes affected from time to time. Goldman, Sachs & Co. or its affiliates may act as principal or agent in such transactions, including as agent for the counterparty when acting as principal or as agent for both counterparties, and may receive compensation in the form of discounts and commissions, including from both counterparties, when it acts as agents for both. Such sales will be made at prevailing market prices at the time of sale, at prices related thereto or at negotiated prices. We will not receive any proceeds from such sales.

You should rely only on the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus. We have not authorized any person to provide you with any information or represent anything about us or this offering that is not contained in this prospectus supplement and the accompanying prospectus. If given or made, any such other information or representation should not be relied upon as having been authorized by us. This prospectus supplement and the accompanying prospectus does not offer to sell nor ask for offers to buy any of the securities in any jurisdiction where it is unlawful, where the person making the offer is not qualified to do so, or to any person who cannot legally be offered the securities. You should not assume that the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus is accurate as of any date other than the date on the front cover of this prospectus supplement and the accompanying prospectus or the date of any document incorporated by reference herein.

The date of this prospectus supplement is October 10, 2012.

FIRST QUARTER OF FISCAL YEAR 2013 FINANCIAL RESULTS

•	Initial close of the Trauma Acquisition was announced June 15, 2012; substantially completed

•	Net sales increased 6% worldwide to approximately $707 million

•	Net sales, excluding the Trauma Acquisition, increased 1% worldwide

•	Large Joint Reconstructive sales decreased 1% worldwide, with 1% growth in the U.S.

•	S.E.T. sales increased 56% worldwide and increased 52% in the U.S.

•	Excluding the Trauma Acquisition, S.E.T. sales increased 8% and increased 11% in the U.S.

•	Initiated refinancing activities to reduce cost of overall debt capital structure

First Quarter Financial Results

Net sales increased 6% during the first quarter of fiscal year 2013 to $707.4 million compared to net sales of $664.6 million during the first quarter of fiscal year 2012. U.S. net sales increased 9% to $452.2 million during the first quarter, while Europe net sales decreased 4% to $142.9 million and International (primarily Canada, South America, Mexico and the Pacific Rim) net sales increased 11% to $112.3 million.

Reported operating income during the first quarter of fiscal year 2013 was $69.0 million compared to operating income of $72.7 million during the first quarter of fiscal year 2012.

Interest expense during the first quarter of fiscal year 2013 totaled $117.1 million compared to $125.4 million during the first quarter of the prior year, primarily due to lower average interest rates on our term loans.

Reported cash flow from operations totaled $85.5 million for the first quarter of fiscal year 2013, as compared to reported cash flow from operations of $123.1 million for the first quarter of fiscal year 2012.

During the first quarter of fiscal year 2013, the Company utilized cash on hand of $280 million to fund the Trauma Acquisition. In addition, we initiated various debt refinancing activities during the quarter, which are expected to be completed during our fiscal second quarter of 2013. At August 31, 2012, reported gross debt was approximately $6.282 billion, and cash and cash equivalents, as defined in the Company’s Credit Agreement dated September 25, 2007, totaled $619.2 million.

The following table provides first quarter net sales performance by product category:

	First Quarter Net Sales Performance
	(in millions, except percentages, unaudited)
	Worldwide Reported Quarter 1 - FY 2013	Worldwide Reported Growth %	United States Growth %
Large Joint Reconstructive	$393.0	(1)%	1%
Knees		(1)%	1%
Hips		(1)%	1%
Bone Cement and Other		(2)%	6%
Sports, Extremities, Trauma (S.E.T.)	127.3	56%	52%
Sports Medicine		9%	8%
Extremities		13%	20%
Trauma		192%	190%
Spine & Bone Healing	77.9	4%	5%
Spine		10%	11%
Bone Healing		(10)%	(10)%
Dental	57.0	(4)%	4%
Other	52.2	1%	1%

Net Sales	$707.4	6%	9%

Sports, Extremities, Trauma (S.E.T.) excluding Trauma Acquisition		8%	11%
Trauma excluding Trauma Acquisition		(2)%	—%

Net Sales excluding Trauma Acquisition		1%	3%

Large Joint Reconstructive sales decreased 1% worldwide to $393.0 million and increased 1% in the U.S. during the first quarter of fiscal year 2013 compared to the first quarter of fiscal year 2012. Knee sales decreased 1% worldwide during the first quarter and increased 1% in the U.S. Hip sales decreased 1% worldwide during the first quarter and increased 1% in the U.S.

S.E.T. sales increased 56% worldwide to $127.3 million during the first quarter, and increased 52% in the U.S. Excluding the Trauma Acquisition, S.E.T. sales increased 8% worldwide and increased 11% in the U.S. Sports medicine sales increased 9% worldwide during the quarter and increased 8% in the U.S. Extremity sales grew 13% worldwide during the quarter, with a growth rate of 20% in the U.S. Trauma sales increased 192% worldwide during the quarter and increased 190% in the U.S. Trauma sales, excluding the Trauma Acquisition, decreased 2% worldwide and were flat in the U.S.

Spine and Bone Healing (non-invasive trauma stimulation and bracing) sales increased 4% worldwide to $77.9 million during the first quarter and increased 5% in the U.S.

Dental sales decreased 4% worldwide to $57.0 million and increased 4% in the U.S. during the first quarter.

Sales of Other products increased 1% worldwide to $52.2 million during the first quarter and increased 1% in the U.S.

About Biomet

Biomet, Inc. and its subsidiaries design, manufacture and market products used primarily by musculoskeletal medical specialists in both surgical and non-surgical therapy. Biomet’s product portfolio encompasses large joint reconstructive products, including orthopedic joint replacement devices, and bone cements and accessories; sports medicine, extremities and trauma products, including internal and external orthopedic fixation devices; spine and bone healing products, including spine hardware, spinal stimulation devices, and orthobiologics, as well as electrical bone growth stimulators and softgoods and bracing; dental reconstructive products; and other products, including microfixation products and autologous therapies. Headquartered in Warsaw, Indiana, Biomet and its subsidiaries currently distribute products in approximately 90 countries.

Financial Schedule Presentation

The Company’s unaudited condensed consolidated financial statements as of and for the three months ended August 31, 2012 and 2011 and other financial data included in this press release have been prepared in a manner that complies, in all material respects, with generally accepted accounting principles in the United States, and reflects purchase accounting adjustments related to the Merger referenced below and the Trauma Acquisition.

Reclassifications

Certain prior period amounts have been reclassified to conform to the current presentation. Such reclassifications were limited to net sales information by product categories. The current presentation aligns with how the Company presently reports sales and markets its products.

The Merger

Biomet, Inc. finalized the merger with LVB Acquisition Merger Sub, Inc., a wholly-owned subsidiary of LVB Acquisition, Inc., which we refer to in this press release as the “Merger”, on September 25, 2007. LVB Acquisition, Inc. is indirectly owned by investment partnerships directly or indirectly advised or managed by The Blackstone Group, Goldman Sachs & Co., Kohlberg Kravis Roberts & Co. and TPG Global

Trauma Acquisition

On May 24, 2012, DePuy Orthopaedics, Inc. accepted the Company’s binding offer to purchase certain assets representing substantially all of DePuy’s worldwide trauma business (“Trauma Acquisition”), which involves researching, developing, manufacturing, marketing, distributing and selling products to treat certain bone fractures or deformities in the human body, including certain intellectual property assets, and to assume certain liabilities, for approximately $280.0 million in cash. On June 15, 2012, the Company announced the initial closing of the transaction, acquiring DePuy’s trauma operations in the U.S., the United Kingdom, Australia, New Zealand and Japan, as well as DePuy’s trauma manufacturing operations in Le Locle, Switzerland. On July 13, 2012, the Company closed in Belgium, France, Germany, Luxembourg, The Netherlands, Portugal, South Africa, Spain, Ireland, Italy and the Switzerland non-manufacturing unit. In August, the Company closed on ten additional countries including China. Subsequent closings for the remaining countries will occur on a staggered basis and, in general, are expected to be completed within six months of the initial closing. DePuy affiliates will serve as the Company’s interim distributors in these countries until these operations are fully transitioned to the Company. The Company acquired the DePuy worldwide trauma business to strengthen its trauma business and to continue to build a stronger presence in the global trauma market.

Biomet, Inc.

Product Net Sales

Three Month Period Ended August 31, 2012 and 2011

(in millions, except percentages, unaudited)

	Three Months Ended August 31, 2012	Three Months Ended August 31, 2011	Reported Growth %
Large Joint Reconstructive	$393.0	$397.0	(1)%
Sports, Extremities, Trauma (S.E.T.)	127.3	81.8	56%
Spine & Bone Healing	77.9	74.6	4%
Dental	57.0	59.3	(4)%
Other	52.2	51.9	1%

Net Sales	$707.4	$664.6	6%

Sports, Extremities, Trauma (S.E.T.) excluding Trauma Acquisition	88.5	81.8	8%

Net Sales, excluding Trauma Acquisition	668.6	664.6	1%

Biomet, Inc.

Geographic Net Sales

Three Month Period Ended August 31, 2012 and 2011

(in millions, except percentages, unaudited)

	Three Months Ended August 31, 2012	Three Months Ended August 31, 2011	Reported Growth %
Geographic Sales:
United States	$452.2	$414.7	9%
Europe	142.9	148.5	(4)%
International	112.3	101.4	11%

Net Sales	$707.4	$664.6	6%

Biomet, Inc.

Geographic Net Sales excluding Trauma Acquisition

Three Month Period Ended August 31, 2012 and 2011

(in millions, except percentages, unaudited)

	Three Months Ended August 31, 2012	Three Months Ended August 31, 2011	Reported Growth %

Geographic Sales excluding Trauma Acquisition:
United States	$428.7	$414.7	3%
Europe	134.1	148.5	(10)%
International	105.8	101.4	4%

Net Sales	$668.6	$664.6	1%

Biomet, Inc.

As Reported Consolidated Statements of Operations

(in millions, except percentages, unaudited)

	Three Months Ended August 31, 2012	Three Months Ended August 31, 2011

Net sales	$707.4	$664.6
Cost of sales	228.1	215.3

Gross profit	479.3	449.3
Gross profit percentage	67.8%	67.6%

Selling, general and administrative expense	296.1	261.6
Research and development expense	35.8	32.0
Amortization	78.4	83.0

Operating income	69.0	72.7
Interest expense	117.1	125.4
Other (income) expense	37.5	7.2

Loss before income taxes	(85.6)	(59.9)

Benefit from income taxes	(54.1)	(20.7)

Tax rate	63.2%	34.6%

Net loss	$(31.5)	$(39.2)

Percentage of Net Sales	-4.5%	-5.9%

Biomet, Inc.

Condensed Consolidated Balance Sheets

(in millions, unaudited)

	(Preliminary) August 31, 2012	May 31, 2012

Assets
Cash and cash equivalents	$619.2	$492.4
Accounts receivable, net	487.7	491.6
Short-term investments	2.5	2.5
Inventories	650.2	543.2
Current deferred income taxes	53.4	52.5
Prepaid expenses and other	150.6	129.1
Property, plant and equipment, net	668.2	593.6
Intangible assets, net	3,940.9	3,930.4
Goodwill	4,182.2	4,114.4
Other assets	96.3	70.7

Total Assets	$10,851.2	$10,420.4

Liabilities and Shareholder’s Equity
Current liabilities, excluding debt	$484.8	$474.9
Current portion of long-term debt	35.7	35.6
Long-term debt, net of current portion	6,246.2	5,792.2
Deferred income taxes, long-term	1,192.4	1,257.8
Other long-term liabilities	200.5	177.8
Shareholder’s equity	2,691.6	2,682.1

Total Liabilities and Shareholder’s Equity	$10,851.2	$10,420.4

Biomet, Inc.

Consolidated Statement of Cash Flows

(in millions, unaudited)

Fiscal 2013
(Preliminary) Three Months Ended August 31, 2012
CASH FLOWS PROVIDED BY (USED IN) OPERATING ACTIVITIES:
Net loss	$(31.5)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization	120.6
Amortization and write off of deferred financing costs	7.0
Stock-based compensation expense	19.1
Loss on extinguishment of debt	38.0
Provision for doubtful accounts receivable	1.3
Deferred income taxes	(68.9)
Other	(1.3)
Changes in operating assets and liabilities, net of acquired assets:
Accounts receivable	5.8
Inventories	(21.2)
Prepaid expenses	(4.2)
Accounts payable	(8.1)
Income taxes	(4.2)
Accrued interest	51.9
Accrued expenses and other	(18.8)

Net cash provided by operating activities	85.5
CASH FLOWS PROVIDED BY (USED IN) INVESTING ACTIVITIES:
Capital expenditures	(53.1)
Acquisitions, net of cash acquired - Trauma Acquisition	(280.0)
Other acquisitions, net of cash acquired	(5.9)

Net cash used in investing activities	(339.0)
CASH FLOWS PROVIDED BY (USED IN) FINANCING ACTIVITIES:
Debt:
Payments under European facilities	(0.4)
Payments under senior secured credit facilities	(8.5)
Proceeds from Senior notes	1,000.0
Tender of Senior notes	(581.7)
Payment of fees related to refinancing activities	(30.1)

Net cash provided by financing activities	379.3
Effect of exchange rate changes on cash	1.0

Increase in cash and cash equivalents	126.8
Cash and cash equivalents, beginning of period	492.4

Cash and cash equivalents, end of period	$619.2

Supplemental disclosures of cash flow information:
Cash paid during the period for:
Interest	$62.5

Income taxes	$22.0

Biomet, Inc.

Consolidated Statement of Cash Flows

(in millions, unaudited)

Fiscal 2012
Three Months Ended 8/31/2011(1)
CASH FLOWS PROVIDED BY (USED IN) OPERATING ACTIVITIES:
Net loss	$(39.2)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization	129.8
Amortization of deferred financing costs	2.8
Stock-based compensation expense	4.7
Recovery of doubtful accounts receivable	(2.5)
Loss on impairment of investments	9.2
Deferred income taxes	(67.0)
Other	(0.6)
Changes in operating assets and liabilities:
Accounts receivable	21.3
Inventories	(2.7)
Prepaid expenses	2.7
Accounts payable	(1.5)
Income taxes	22.4
Accrued interest	67.8
Accrued expenses and other	(24.1)

Net cash provided by operating activities	123.1
CASH FLOWS PROVIDED BY (USED IN) INVESTING ACTIVITIES:
Proceeds from sales/maturities of investments	33.7
Purchases of investments	(0.2)
Proceeds from sale of property and equipment	0.1
Capital expenditures	(39.2)
Acquisitions, net of cash acquired	(3.9)

Net cash used in investing activities	(9.5)

CASH FLOWS PROVIDED BY (USED IN) FINANCING ACTIVITIES:
Debt:
Payments under European facilities	(0.5)
Payments under senior secured credit facilities	(8.9)
Equity:
Repurchase of LVB Acquisition, Inc. shares	(0.3)

Net cash used in financing activities	(9.7)
Effect of exchange rate changes on cash	(0.5)

Increase in cash and cash equivalents	103.4
Cash and cash equivalents, beginning of period	327.8

Cash and cash equivalents, end of period	$431.2

Supplemental disclosures of cash flow information:
Cash paid during the period for:
Interest	$55.0

Income taxes	$20.7

(1)	Certain amounts have been adjusted to conform to the current presentation.